                                                                    EXHIBIT 99.2

OPERATING RESULTS AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH INTERIM
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31,
2005.

         Statements in this Report on Form 6-K concerning: our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the
United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in our Annual Report on Form 20-F for the year ended
December 31, 2004, as well as those discussed elsewhere in this Report on Form
6-K and in our other filings with the Securities and Exchange Commission.

         Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Report on Form 6-K.

OVERVIEW

         We are a leading worldwide provider of electronic payment systems and solutions. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers, and self-service systems that include automatic teller machines, or
ATMs. In addition, we provide a range of software solutions for a variety of retail applications such as prepaid systems and terminal fleet management. We are also in the process of developing new revenue sources through penetration into vertical markets, such as prepaid cellular air time and service of our terminals.

         In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. We began consolidating the results of operations of Dione in our financial statements in the fourth quarter of 2004. In the nine months ended
September 30, 2004, Dione's revenues increased by 114.6% to $49.2 million from
$22.9 million in the nine months ended September 30, 2003, based on an exchange rate of $1.80 per pound, the rate published by the Bank of Israel on October 1,
2004. We expect that the rate of increase in Dione's revenues in 2005 compared to 2004 will be significantly lower than the rate of increase from 2003 to 2004.

CRITICAL ACCOUNTING ESTIMATES

         Our discussion of results of operations and financial condition relies on our consolidated financial statements that are prepared based on certain critical accounting policies that require management to make judgments and estimates that are subject to varying degrees of uncertainty. We believe that investors need to be aware of these policies and how they impact our financial statements as a whole, as well as our related discussion and analysis presented herein. While we believe that these accounting policies are based on sound measurement criteria, actual future events can and often do result in outcomes that can be materially different from these estimates or forecasts. The accounting policies and related risks described in our Annual Report on Form
20-F for the year ended December 31, 2004 are those that depend most heavily on these

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judgments and estimates. As of March 31, 2005, there have been no material changes to any of these critical accounting policies.

RESULTS OF OPERATIONS

         The following table shows selected items from our consolidated statements of income as a percentage of our total revenues:

                                              THREE MONTHS ENDED MARCH 31,
                                              ----------------------------
                                                   2004           2005
                                                  ------         -------
Revenues..................................        100.00%        100.00%
Cost of revenues, excluding amortization
     of acquired technology...............          51.0          57.8

Amortization of acquired technology.......           -              0.5
Total cost of revenues....................          51.0           58.3
                                                    ----           ----

Gross profit..............................          49.0           41.7

Operating expenses:
     Research and development.............           4.6            6.3
     Selling and marketing................          12.9           13.4
     General and administrative...........           7.8            4.9
     Stock-based compensation.............           5.7            2.5
     Amortization of intangible assets....           0.2            1.1

Total operating expenses..................          31.2           28.2
                                                    ----           ----

Operating income..........................          17.8           13.5
Financial income, net.....................           0.8            0.5
Other income (expenses), net..............           -             (0.1)

Income before taxes on income.............          18.6           13.9
Taxes on income (benefit).................           3.5            4.2

Net income................................          15.1            9.7
                                                    ----           ---

         The following table indicates our revenues by geographical region during the three months ended March 31, 2004 and 2005 (dollars in thousands):

                                            THREE MONTHS ENDED MARCH 31,
                                          ------------------------------------
                                              2004                 2005
                                          ----------------  ------------------
     Turkey..........................     $8,199     25.5%   $12,875     23.8%
     U.S. ...........................     10,444     32.5     12,480     23.0
     U.K.............................        465      1.4     12,468     23.0
     Latin America...................      2,565      8.0      4,622      8.5
     Asia Pacific...................       3,328     10.4      3,950      7.3
     Rest of Europe..................      4,386     13.7      3,079      5.7
     Israel..........................      2,556      8.0      2,768      5.1
     Other...........................        160      0.5      1,966      3.6

     Total...........................    $32,103    100.0%   $54,208    100.0%
                                                    -----               -----

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THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2005

         Revenues. Our revenues consist primarily of sales of our electronic payment systems, and, to a lesser extent, rentals of our electronic payment systems and maintenance and support services. Revenues increased 68.9% to $54.2 million in the three month period ended March 31, 2005 from $32.1 million in the three month period ended March 31, 2004. Revenues in the three month period ended March 31, 2005 increased by $12.0 million in the United Kingdom, $4.7 million in Turkey, $2.1 million in Brazil and $2.0 million in the U.S., partially offset by a decrease in revenues in Spain. The increase in sales in the United Kingdom was due to the consolidation of the results of operations of our Dione subsidiary, which was acquired in October 2004. The increase in sales in Turkey and Brazil reflects the increased deployment of electronic point of sale terminals in these countries. The increased U.S. sales resulted, in part, from sales of our wireless products which were certified during 2004. Sales in
Brazil and the U.S. increased during the first quarter of 2005 as a result of higher unit sales that were offset, in part, by lower prices. Our revenues in
Spain decreased in the first quarter of 2005 due to the delay in certification of some of our products, which was required by many of our potential customers during that period.

         Cost of revenues. Cost of revenues consists of raw material costs, salaries and related personnel expenses for employees engaged in the assembly of our products, overhead charges relating to the manufacture of our products and maintenance and support services relating to our products. Cost of revenues increased 93.1% to $31.6 million in the three month period ended March 31, 2005 from $16.4 million in the three month period ended March 31, 2004. Gross profit as a percentage of revenues decreased to 41.7% in the three month period ended
March 31, 2005 from 49.0% in the three month period ended March 31, 2004. The increase in cost of revenues was caused primarily by the consolidation of
Dione's results. The decrease in gross profit as a percentage of revenues was also caused primarily by the consolidation of Dione's results which reduced our overall gross margin, as the gross margin on products sold by Dione were lower than our gross margins prior to the acquisition. The decrease in gross profit as a percentage of revenues was also attributable to low gross margins on sales in
Brazil because of competitive pricing and indirect taxes imposed on sales of products in Brazil which are deducted from the sales price. In addition, competitive pricing in Turkey and the United States negatively impacted gross margins.

         Research and development. Research and development expenses consist primarily of direct employee compensation expenses and the cost of equipment and materials, depreciation and rent associated with our research and development activities. Research and development expenses also include expenses incurred in connection with our outsourced research and development activities, and obtaining certifications from industry standard setting groups. All of our research and development costs are expensed as incurred. Research and development expenses increased 130% to $3.4 million in the three month period ended March 31, 2005 from $1.5 million in the three month period ended March 31,
2004. This increase was attributable primarily to the inclusion of Dione's research and development expenses from our acquisition of Dione in October 2004, as well as to an increase in personnel expenses due to the continued expansion of our research and development department. As a result, research and development expenses as a percentage of revenues were 6.3% in the three month period ended March 31, 2005 compared to 4.6% in the three month period ended
March 31, 2004.

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         Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and related personnel, depreciation and rent expenses for our sales personnel, expenses related to foreign representative offices, costs of marketing and related trade shows, exhibitions and promotional expenses. Selling and marketing expenses increased 76.2% to $7.3 million in the three month period ended March 31, 2005 from $4.1 million in the three month period ended March 31, 2004. This increase was attributable primarily to the inclusion of sales and marketing expenses incurred by Dione in the three month period ended March 31, 2005, as well as to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales. As a result, selling and marketing expenses as a percentage of revenues increased to 13.4% in the three month period ended March 31, 2005 from 12.9% in the three month period ended March 31,
2004.

         General and administrative. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, investor and public relations, depreciation and professional fees. General and administrative expenses increased 6.8% to $2.7 million in the three month period ended March 31, 2005 from $2.5 million in the three month period ended March 31, 2004. This increase was attributable primarily to legal fees of approximately $410,000 in connection with the ITC proceeding brought against us by Verve LLC. General and administrative expenses as a percentage of revenues decreased to 4.9% in the three month period ended
March 31, 2005 from 7.8% in the three month period ended March 31, 2004, as a result of the increase in our revenues.

         Stock-based compensation. Stock-based compensation consists of non-cash charges based on the fair value of options granted by us. We expense options as they vest based on the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period. Stock-based compensation expenses decreased 27.3% to
$1.3 million in the three month period ended March 31, 2005 from $1.8 million in the three month period ended March 31, 2004. The decrease is attributable to the acceleration of vesting of options in 2004 which increased our stock-based compensation during 2004. In the three month period ended March 31, 2005, we recognized stock-based compensation of $1.2 million in connection with options granted in 2004 and the remainder in connection with options granted between
1999 and 2003.

         Amortization of intangible assets. Goodwill and intangible assets with an indefinite life are not amortized and are subject to periodic impairment tests. Amortization of intangible assets was $590,000 in the three month period ended March 31, 2005 and $52,000 in the three month period ended March 31, 2004.
The increase is due primarily to the amortization of intangible assets in connection with the purchase of Dione.

         Financial income, net. Financial income, net consists of interest received on deposits or short-term investments, offset by interest expense on borrowings, and incorporates adjustments due to exchange rate variances.
Financial income, net was $250,000 in the three month period ended March 31,
2005 compared to $266,000 in the three month period ended March 31, 2004.

         Taxes on income. Taxes on income were $2.3 million in the three month period ended March 31, 2005, representing an effective tax rate of 29.9%, compared to $1.1 million in the three month period ended March 31, 2004, representing an effective tax rate of 19.1%. The

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higher tax rate in the three month period ended March 31, 2005 was the result of a greater portion of our revenues arising from higher tax countries than in the prior period, such as the U.K. (which resulted from our inclusion of Dione's operations in 2005) and Brazil. A significant portion of our stock-based compensation expense that we recognize in our results of operations is not a deductible expense for income tax purposes. This causes us to have a higher calculated effective tax rate as a percentage of our income before taxes on income.

LIQUIDITY AND CAPITAL RESOURCES

         We have funded our operations through cash from operations and the net proceeds of our initial public offering in the United States in the first quarter of 2004. As of March 31, 2005, we had cash and cash equivalents of
$118.3 million.

         We had $1.9 million of cash provided by operating activities in the three month period ended March 31, 2005, primarily as a result of our net income of $5.3 million and non-cash expenses of $1.3 million related to stock-based compensation and $1.3 million for depreciation and amortization, primarily resulting from our acquisition of Dione, offset, in part, by an increase of $5.1 million in trade, and other, receivables and a decrease of $1.3 million in trade payables. The increase in trade receivables was due mainly to a higher concentration of shipments towards the end of the quarter. We had $1.8 million of cash provided by operating activities in the three month period ended March
31, 2004 primarily as a result of our net income of $4.8 million and non-cash expenses of $1.8 million related to stock-based compensation offset, in part, by a decrease of $3.5 million in trade payables and other liabilities and an increase of $2.4 million in inventories. The increase in payables and inventories was the result of the growth of our operations.

         We used $1.1 million of cash in investing activities in the three month period ended March 31, 2005, primarily for the acquisition of property, plant and equipment. We used $540,000 of cash in the three month period ended March
31, 2004 in investing activities, primarily for the acquisition of property, plant and equipment.

         We had $366,000 of cash provided by financing activities in the three month period ended March 31, 2005, primarily from the issuance of shares upon the exercise of stock options. We had $92.3 million of cash provided by financing activities in the three month period ended March 31, 2004, primarily from the net proceeds of our initial public offering in the United States in
January 2004.

         We believe that our existing cash and cash equivalents, as well as cash generated from operations, will be sufficient to meet our anticipated requirements for operations and capital expenditures. Part of our strategy is to pursue acquisition opportunities and establish joint ventures. The completion of one or more acquisitions or the establishment of one or more joint ventures could affect our need for additional capital.

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